Chunghwa Telecom wins the maximum spectrum of 2×35 MHz in the Mobile Broadband Business license auction, with price of NT$39.075 billion

Date of events: 2013/10/30

Contents:

1.	Date of occurrence of the event: 2013/10/30

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: After 393 rounds of bidding from September 3rd to October 30th, 2013,

Chunghwa successfully won the widest spectrum in the Mobile Broadband Business license auction, including 2×10 MHz at 900 MHz band, 2×25 MHz at 1800 MHz, totaling 2×35 MHz. The license will be effective till December 31st, 2030. Chunghwa is the only bidder winning the maximum spectrum of 2×35 MHz. Total bidding price for the spectrum won is NT$39.075 billion.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: N.A.